UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT: JULY 18, 2008
Commission File Number 001-33373
____________________

CAPITAL PRODUCT PARTNERS L.P.
(Translation of registrant’s name into English)
____________________

3 IASSONOS STREET
PIRAEUS, 18537 GREECE

(address of principal executive offices)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                                No           ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                                No           ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                                No ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a press release of Capital Product Partners L.P., dated July 17, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.,

By:	Capital GP L.L.C., its general partner

/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated:  July 17, 2008

Exhibit I

CAPITAL PRODUCT PARTNERS L.P. SCHEDULES SECOND QUARTER EARNINGS RELEASE AND CONFERENCE CALL

ATHENS, Greece, July 17, 2008  -- Capital Product Partners L.P. (Nasdaq: CPLP) today announced that it will release financial results for the second quarter ended June 30, 2008 on Thursday, July 31, 2008 before the NASDAQ market open. Following the release of its results, Ioannis Lazaridis, Chief Executive Officer and Chief Financial Officer, will host an interactive conference call on Thursday, July 31, 2008 at 10:00 am Eastern Time (U.S.).

The public is invited to listen to the conference call by dialing 1-888-935-4577 (U.S. and Canada), or +1-718-354-1388 (international); reference number 9262240. Participants should dial in 10 minutes prior to the start of the call. The slide presentation accompanying the conference call will be available on the Partnership's website at www.capitalpplp.com. An audio webcast of the call will also be accessible on the website. The relevant links will be found in the Investor Relations section of the website.

A replay of the call will be available through midnight Eastern Time on Monday, August 2, 2008. The replay can be accessed by calling 1-866-883-4489 (U.S. and Canada) or +1-718-354-1112 (international). The access code for the replay is 9262240#. A replay of the webcast can also be accessed from the company's website and will be available for 30 days following the call.

About Capital Product Partners L.P.

Capital Product Partners L.P. (Nasdaq:CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. The Partnership owns 17 vessels, including 14 modern MR tankers, two small product tankers and one Suezmax crude oil tanker, and expects to take delivery of an additional product tanker from Capital Maritime & Trading Corp. in August. All 18 vessels are under medium- to long-term charters to BP Shipping Limited, Morgan Stanley Capital Group Inc., Overseas Shipholding Group, Shell International Trading & Shipping Company Ltd., and Trafigura Beheer B.V.

CPLP-F

CONTACTS:	Capital GP L.L.C.
Ioannis Lazaridis, Chief Executive Officer and
Chief Financial Officer
+30 (210) 4584 950
i.lazaridis@capitalpplp.com

Capital Maritime & Trading Corp.
Merete Serck-Hanssen, SVP Finance
+1 (203) 539-6273
m.serckhanssen@capitalpplp.com